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EXHIBIT 21.1

Name	Jurisdiction of Organization
Maidenform, Inc.	New York
Maidenform International Ltd.	New York
Maidenform Online, Inc.	Delaware
MF Retail, Inc.	Delaware
Creaciones Textiles de Merida, S.A. de C.V.	Mexico
Maidenform Asia Limited	British Virgin Islands
Maidenform (Indonesia) Ltd.	Delaware
Maidenform Brands International Ltd.	Ireland
Maidenform (Bangladesh) Limited	Delaware
Maidenform Brands Spain, S.R.L.	Spain
Elizabeth Needle Craft, Inc.	New York
Nicholas Needlecraft, Inc.	New York
Crescent Industries, Inc.	Delaware
Maidenform (U.K.) Ltd.	United Kingdom

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  EXHIBIT 21.1